UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                   VoIP, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                  928628 10 6
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                                 (CUSIP Number)

                                David S. Montoya
                            Chief Financial Officer
                               14911 Quorum Drive
                                   Suite 140
                              Dallas, Texas 75240
                           Telephone: (972) 361-1980
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 2005
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                ---------------------

CUSIP No. 928628 10 6
--------------------------                                ---------------------

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          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          WQN, INC. (I.R.S. IDENTIFICATION NO. 000-27751)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          DELAWARE
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                                   SOLE VOTING POWER
     NUMBER OF             7
      SHARES                       10,239,100
   BENEFICIALLY        --------------------------------------------------------
     OWNED BY                      SHARED VOTING POWER
       EACH                8
     REPORTING                     - 0 -
      PERSON           --------------------------------------------------------
       WITH                        SOLE DISPOSITIVE POWER
                           9
                                   10,239,100
                       --------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   - 0 -
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,239,100
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  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.7%
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  14      TYPE OF REPORTING PERSON

          CO
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

         This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 17, 2005 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein, there has been no change in the information previously reported on Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Annex A to the Statement is hereby amended in its entirety to read as set forth on Annex A to this Amendment.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended by deleting the first paragraph under the caption "Board Observer; Board Member" and adding the following in lieu thereof:

         Pursuant to the APA, VoIP agreed to nominate Mr. B. Michael Adler, WQN's chief executive officer prior to the consummation of the Sale and a current director of WQN, for election to, and use its best effort to cause Mr. Adler to be elected to, the board of directors of VoIP at the next annual meeting of stockholders of VoIP. Mr. Adler, upon election, would be designated chairman of the board of directors. On October 18, 2005, VoIP announced that Mr. Adler had been named the company's chairman and chief executive officer.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2005


                                            WQN, INC.


                                            By: /s/ David S. Montoya
                                                -------------------------------
                                                Name:  David S. Montoya
                                                Title: Chief Financial Officer

                                                                        ANNEX A

                    DIRECTORS AND EXECUTIVE OFFICERS OF WQN

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of WQN are set forth below. All of the persons listed below are citizens of the United States.

                        DIRECTORS (INCLUDING EXECUTIVE OFFICERS)

                                                                       Name, Principal Business
                                                                       and  Address of
                                                                       Corporation or Present
                                                                       Principal Organization in
                                                                       which such Employment
    Name                         Occupation or Employment              is Conducted
    ----                         ------------------------              ------------

Scott W. Hartman                 Chief Executive Officer               WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

David S. Montoya                 Chief Financial Officer               WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

Robert A. Farmer (Chairman)      Private Investor                      WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

E. Denton Jones                  Private Investor                      WQN, Inc.
                                                                       14911 Quorum Drive Suite 140
                                                                       Dallas, Texas 75240

Elizabeth H. Buchler             Owner and Principal Broker            Real Estate Showcase
                                                                       5301 General Meyer Avenue
                                                                       New Orleans, Louisiana 70131


Hal H. Bibee                     Corporate Financial Consultant        Hal H. Bibee Company
                                                                       1550 Lovell Road
                                                                       Knoxville, Tennessee 37932

B. Michael Adler                 Chairman and Chief                    VoIP, Inc.
                                 Executive Officer                     12330 SW 53rd Street, Suite 712
                                                                       Ft. Lauderdale, FL 33330